ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

William Michener 617-951-7247 william.michener@ropesgray.com

Submitted pursuant to a

Request for Confidential Treatment

Pursuant to 17 C.F.R. 200.83

FOIA Confidential Treatment Request

The entity requesting confidential treatment is

Sigilon Therapeutics, Inc.

100 Binney Street, Suite 600

Cambridge, MA 02142

Attention: Rogerio Vivaldi Coelho, M.D.

Chief Executive Officer

Phone: (617) 336-7540

Certain confidential information in this letter has been omitted and provided separately to the Securities and Exchange Commission. Confidential treatment has been requested by Sigilon Therapeutics, Inc. with respect to the omitted portions, which are identified in this letter by the mark “[***].”

November 24, 2020

VIA EDGAR and SECURE FILE TRANSFER

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention: Julia Griffith and Dietrich King

RE:                       Sigilon Therapeutics, Inc.

Registration Statement on Form S-1

Filed November 13, 2020

File No. 333-250070

CIK No. 0001821323

Ladies and Gentlemen:

On behalf of Sigilon Therapeutics, Inc. (the “Company”), please find below additional information requested in the comment letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 17, 2020 regarding an estimated price range of the shares expected to be offered by the Company.

CONFIDENTIAL TREATMENT REQUESTED BY SIGILON THERAPEUTICS, INC.

Securities and Exchange Commission

November 24, 2020

For your convenience, the Staff’s comment has been reproduced in its entirety below:

Critical Accounting Policies and Significant Judgments and Estimates Stock-Based Compensation, page 107.

9.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Company supplementally advises the Staff that, based upon discussions with the Company’s board of directors and input provided by the underwriters, the Company currently anticipates that the price range for this offering will be within the range of $[***] to $[***] per share (the “Preliminary Assumed IPO Price Range”). All per share common stock figures and numbers of shares of common stock subject to each option grant in this letter give effect to a 1-for-[***] reverse stock split that the Company plans to effect on or about November 25, 2020.

This estimated price range is based on a number of factors, including the Company’s history and future prospects and those of the Company’s industry in general, the Company’s financial and operating information in recent periods, the market prices of securities of companies engaged in activities similar to the Company’s, existing conditions in the public capital markets and preliminary discussions with the underwriters regarding potential valuations of the Company. The actual price range to be included in a subsequent amendment to the above-referenced registration statement (the “Registration Statement”) (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing estimated price range will not be subject to significant change. In addition, the Company will continue to update its disclosure for all equity-related transactions, if any, through the effective date of the Registration Statement.

Determining the Fair Value of Common Stock Prior to the IPO

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Company’s board of directors as of the date of each option grant, with input from management, considering the most recently available third-party valuations of common stock and the board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. As disclosed in the Registration Statement, the Company’s most recent third-party valuations of its common stock were prepared as of February 14, 2020 and July 31, 2020. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, and were prepared using a hybrid method, which is a probability-weighted expected return method where the equity value in one or more of the scenarios is calculated using an option pricing method (“OPM”). The February 14, 2020 valuation and the July 31, 2020 valuation were used to determine the value of the Company’s common stock with respect to all equity grants by the Company in 2020. Prior to the February 14, 2020 valuation, the Company’s most recent valuation was as of August 22, 2019.

CONFIDENTIAL TREATMENT REQUESTED BY SIGILON THERAPEUTICS, INC. UNDER 17 C.F.R.

§200.83 FOR REQUEST NO. 1

Securities and Exchange Commission

November 24, 2020

Each of the Company’s most recent third-party valuations, which were used, in part, by the Company’s board of directors to determine the fair value of the Company’s common stock as of the grant date of each option award, considered two future-event scenarios: an IPO scenario and a private sale scenario. The equity value of the Company in each future-event scenario was determined using market approaches. The IPO scenario assumed that all preferred stock would convert into common stock and would no longer have the liquidation preferences and preferential rights attributable to the preferred stock as compared to the common stock prior to the IPO. Within the IPO Scenario, the Company had an early time to IPO scenario and a late time to IPO scenario, which were weighted at each valuation date. Each valuation probability weighted the IPO scenario and the sale scenario based on the Company’s assessment of its development pipeline and market conditions at that time. For each of the future-event scenarios, the Company then applied a discount for lack of marketability (“DLOM”), each determined by a put option analysis that considered the timing of each future-event scenario. Key assumptions used by the Company in its most recent valuations, and the resulting indicated fair value of common stock, were as follows:

	IPO Scenario		Private Sale Scenario		Indicated Fair
Valuation Date	Probability Weighting	DLOM	Probability Weighting	DLOM	Value per Share of Common Stock
July 31, 2020	75.0%	20.0%	25.0%	20.0%	$	[***]
February 14, 2020	75.0%	22.0%	25.0%	22.0%	$	[***]

The Company’s board of directors relied on the results of the February 14, 2020 valuation and the July 31, 2020 valuation to approve the following grants:

Grant Date	Number of Common Shares Subject to Options Granted	Estimated Fair Value per Share of Common Stock at Grant Date
February 27, 2020	[***]	$	[***]
April 23, 2020	[***]	$	[***]
June 12, 2020	[***]	$	[***]
August 27, 2020	[***]	$	[***]

CONFIDENTIAL TREATMENT REQUESTED BY SIGILON THERAPEUTICS, INC. UNDER 17 C.F.R.

§200.83 FOR REQUEST NO. 1

Securities and Exchange Commission

November 24, 2020

July 31, 2020 Valuation

The Company’s board of directors relied, in part, on the results of the July 31, 2020 valuation in its determination of the fair value of common stock of $[***] per share as of August 27, 2020, when it granted options for the purchase of [***] shares to certain employees. Similar to the February 14, 2020 valuation, the July 31, 2020 valuation was prepared taking into account the Company’s sales of its Series B preferred stock financing on February 14, 2020 for aggregate proceeds of $27.0 million. The Company maintained its probability weighting of the IPO and Sale scenarios but significantly changed its weighting of the time to IPO scenarios within the IPO scenario from the February to July valuation, as the Company had taken actions to commence its registration statement process, including conducting its organizational meeting and holding drafting sessions before July 31, 2020. The early time to IPO scenario changed from a 25.0% weighting in February to a 60% weighting in July. These actions also resulted in a decrease to the DLOM from 22.0% to 20.0% in the July valuation. The changes in these estimates in the July valuation resulted in an increase in the Company equity valuation as of July 31, 2020 as compared to February 14, 2020.

Comparison of Most Recent Valuation and the Preliminary Price Range

The Company respectfully submits that the differences between $[***], the value of the Company’s common stock at August 27, 2020, the date of the Company’s most recent equity grant, and $[***], the value of the Company’s common stock at each of February 27, 2020, April 23, 2020 and June 12, 2020, the dates of the Company’s previous equity grants, on the one hand, and the Preliminary Assumed IPO Price Range, on the other hand, are primarily attributable to the following factors:

•	The Preliminary IPO Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s prior valuations of common stock, which each considered other potential exit scenarios, which would have resulted in lower value of its common stock than an IPO. For the July 31, 2020 valuation, had the IPO scenario been weighted 100%, the fair value of the Company’s common stock would have been $[***] (before giving effect to any discount for lack of marketability).

•	The Preliminary IPO Price Range assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common stock. A discount for lack of marketability was applied in prior valuation judgments, as noted above.

•	The Company’s shares of preferred stock currently have substantial economic rights and preferences over its shares of common stock. Upon the closing of an IPO, all outstanding shares of preferred stock will convert into shares of common stock, thus eliminating the superior economic rights and preferences of the Company’s shares of preferred stock as compared to its shares of common stock.

•	The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to additional public equity going forward, increase the Company’s strategic flexibility and provide enhanced operational flexibility to potentially obtain regulatory approval for and commercialize its product candidates.

CONFIDENTIAL TREATMENT REQUESTED BY SIGILON THERAPEUTICS, INC. UNDER 17 C.F.R.

§200.83 FOR REQUEST NO. 1

Securities and Exchange Commission

November 24, 2020

•	In September 2020, the Company held “testing the waters” meetings, from which the Company received positive feedback from potential investors, including feedback regarding the Company’s regulatory pathway.

•	In October 2020, the Company completed the sale of an aggregate of 3,550,000 shares of Series B-1 convertible preferred stock at a purchase price of $7.00 per share, for gross proceeds of $24.9 million, which has strengthened the Company’s balance sheet. The purchase price of the Series B-1 convertible preferred stock was determined by negotiations with third-party investors.

•	Since August 27, 2020, the Company dosed its first patient in its Phase 1/2 clinical study of SIG-001 in Hemophilia A, an important milestone for the Company, and has continued the process of enrolling patients in the United Kingdom and the United States.

In conclusion, the Company respectfully submits that the difference between the recent valuations of its shares of common stock used in connection with the option grants for financial reporting purposes and the Preliminary Assumed IPO Price range were reasonable in light of all of the considerations outlined above. While the Company believes that its valuations stand on their own as it contemporaneously documented, even if one were to apply the mid-point of the Preliminary Assumed IPO Price range to the equity awards granted from January 1, 2020 through August 27, 2020, it would not materially impact the financial statements. The Company will also continue to update its disclosure for all equity-related transactions, if any, through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at 617-951-7247 or Marc Rubenstein at 617-951-7826.

Sincerely,

/s/ William Michener
William Michener

cc:          Rogerio Vivaldi Coelho, M.D. (Sigilon Therapeutics, Inc.)

Matthew Kowalsky (Sigilon Therapeutics, Inc.)

Marc Rubenstein (Ropes & Gray LLP)

CONFIDENTIAL TREATMENT REQUESTED BY SIGILON THERAPEUTICS, INC. UNDER 17 C.F.R.

§200.83 FOR REQUEST NO. 1